August 18, 2015
ROBERT A. FREEDMAN		EMAIL RFREEDMAN@FENWICK.COM
Direct Dial (650) 335-7292

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].”

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attention:	Christian Windsor
Eric Envall
Tabatha McCullom
Mary Mast

Re:	AnaptysBio, Inc.
Draft Registration Statement on Form S-1
Submitted June 17, 2015
CIK No. 0001370053

Ladies and Gentlemen:

On behalf of AnaptysBio, Inc. (the “Company”), we are transmitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (“Staff”) contained in the Staff’s letter dated August 13, 2015, with respect to the draft registration statement on Form S-1 (CIK No. 0001370053) (the “Draft Registration Statement”) that was confidentially submitted to the Commission on June 17, 2015. Confidential Draft No. 2 of the Company’s draft registration statement on Form S-1 (“Draft No. 2”) is being submitted concurrently herewith. The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comment is presented in bold italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and hard copies of the Draft No. 2 that are marked to show changes from the Draft Registration Statement as originally submitted.

Besides having addressed the comments raised by the Staff in its letter, the Company has revised the Draft Registration Statement to update certain other disclosures.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

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CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 1

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 18, 2015

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company will provide to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

2.	We note that you are seeking confidential treatment for several of your exhibits. Please note that comments on your confidential treatment request will be sent under separate cover.

The Company acknowledges the Staff’s comment.

Table of Contents, page i

3.	Please include “The Offering,” beginning on page 7 here as well.

In response to the Staff’s comment, the Company has revised its disclosure on page i of Draft No. 2.

Our Product Candidates, page 2

4.	We note that you have not identified the antibody target for the products that are in development under your agreement with Celgene. Please tell us how you determined that this information is not necessary for investors to understand your current business or the likelihood that you may receive future cash flows from the development of those products.

In response to the Staff’s comment, the Company respectfully advises the Staff that the information related to the collaboration with Celgene that the Company believes to be material to investors has been previously disclosed in the Draft Registration Statement, and is also disclosed in Draft No. 2 on pages 1, 2, 4, 60, 61, 69, 71, 75, 78 and 92. Specifically, the Draft Registration Statement and Draft No. 2 disclose that (i) the Company has a collaboration agreement with Celgene, which is a large publicly-traded biotechnology company, (ii) the Company fulfilled its preclinical development obligations to Celgene pursuant to that agreement, and successfully delivered three antibody drug candidates, (iii) Celgene has elected to advance two of the antibody drug candidates into clinical development, (iv) the Company will be eligible to receive modest milestone payments and royalties should Celgene further develop or commercialize either or both of the antibody drug candidates and (v) the targets relate to the therapeutic area of inflammation.

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 2

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 18, 2015

While it is important for investors to understand that the Company has an agreement with Celgene and that Celgene has elected to advance two product candidates developed using the Company’s technology platform into clinical development, the future payments anticipated from the Celgene collaboration are unlikely to materially contribute to the Company’s overall financial results or enterprise value. As disclosed on page 69 of Draft No. 2, the Company has completed its development obligations under the agreement with Celgene, and therefore will not incur further expenses in connection with the Celgene agreement, and as disclosed on page 61 of Draft No. 2, the Company expects to receive no more than $1.5 million in milestone payments from Celgene by the end of 2016. Furthermore, the overall potential milestone and royalty payments are modest in comparison to the payments the Company may receive under its collaboration with TESARO or the potential value that could be generated from the Company’s wholly-owned programs. Accordingly, any further incremental information that an investor might obtain from knowledge of the specific targets that Celgene is pursuing would not materially increase the investor’s overall understanding of the Company’s business or financial prospects.

In addition, Celgene has requested that the specific targets be kept confidential to prevent competitive harm to Celgene. Celgene has determined that it is in Celgene’s best interest not to disclose the specific antibody targets at their current early stage of development stage in order to enable Celgene to protect its competitive position in the potential product candidates related to those targets. The Company believes that Celgene is an important collaborator and that preserving the relationship by keeping such targets confidential is important for the Company’s success.

Finally, a further reason that the Company believes the specific targets that Celgene is pursuing are not material to understand the Company’s business is that the terms of the Celgene agreement [*].

5.	Please tell us the basis for your projections of the number of people who have that you provide here and elsewhere who may be impacted by atopic diseases, general pustular psoriasis and palmo-plantar pustular psoriasis. Revise throughout your filing to indicate the basis for your estimate of the number of possible patients for the conditions that you believe each of your key product candidates may address.

In response to the Staff’s comment, the Company respectfully advises the Staff that the figures indicated for GPP, PPP, asthma and peanut allergy prevalence are the Company’s estimations, which are based the Company’s analysis of publicly available data sources and interviews with physicians and key opinion leaders in the field, and that the population figures related to these percentages were approximated from the current U.S. population as provided by the U.S. Census Bureau.

The Company has revised its disclosure on pages 2, 3, 76, 82, 83, 86 and 87 of Draft No. 2 to clearly indicate that these projections are based on the Company’s estimates, and to explain the Company’s basis for such estimates.

Our Strategy, page 4

6.	It appears that part of your business strategy is to file an Australian Clinical Trial Notification and perform clinical trials in Australian prior to making any filings in the United States.

* Confidential Treatment Requested

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 3

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 18, 2015

Please include a brief discussion of this strategy in this section, and a more thorough discussion of your Australian and United States regulatory strategy in more detail elsewhere in the document. Include a discussion of why you are choosing to operate in this manner, as well as the advantages and disadvantages of such a strategy.

In response to the Staff’s comment, the Company respectfully advises the Staff that it plans to conduct its Phase 1 healthy volunteer clinical trials in Australia, in order to take advantage of Australia’s rapid regulatory review processes for first-in-human studies and allow the Company to benefit from certain financial incentives made available by the Australian government for biotechnology research and development. However, the Company does not intend to conduct subsequent clinical trials in Australia prior to U.S. approval, or commercialize its products in Australia prior to obtaining market approval in the United States.

The Company believes that the clinical data generated from its Australian clinical trials will subsequently be accepted by the FDA and its foreign equivalents outside of Australia. Therefore, by conducting initial clinical trials in Australia, the Company will be able to complete Phase 1 clinical trials more rapidly, and, based on preliminary discussions with the FDA, the Company believes it will be able to conduct subsequent clinical trials in the United States without repeating its Phase 1 trials in the United States or other foreign countries.

The Company has updated its disclosure on pages 2, 4, 49, 76, 77, 81, 82, 85 and 86 of Draft No. 2 to further describe its regulatory strategy. The updated disclosure on pages 82 and 86 of Draft No. 2 discusses the advantages and disadvantages of this strategy.

7.	Revise your disclosure in this section to provide an explanation for your assertion that you have a “robust and renewable” pipeline of products. We note that none of the products in your pipeline have progressed to clinical trial stage.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 77 of Draft No. 2.

The Offering, page 7

8.	Please disclose what percentage of outstanding common stock will be held by the public and by insiders immediately after the offering. Include a discussion of what the voting rights will be for each share of common stock immediately after the offering, noting what the public’s ability to elect directors will be immediately after the offering.

In response to the Staff’s comment, the Company has included additional disclosure on page 6 of Draft No. 2 to include a placeholder indicating that             % of the Company’s common stock will be held by insiders immediately after the offering. The Company will provide the percentage as soon as it is available after an estimated offering size is determined.

Additionally, the Company has updated the disclosure on page 8 of Draft No. 2 to indicate that holders of the Company’s common stock will be entitled to one vote for each share held on all matters submitted to a vote of stockholders. The Company has also included a reference to “Description of Capital Stock” which describes these rights in greater detail.

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 4

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 18, 2015

9.	Please indicate in this section the $1.06 purchase price for the Series D convertible preferred stock which will convert to common stock on a one-to-one basis immediately prior to closing.

In response to the Staff’s comment, the Company has included additional disclosure on pages 8, 54 and 56 of Draft No. 2 to include the $1.06 purchase price for the Series D convertible preferred stock.

Risk Factors, page 11

We will require additional capital to finance our operations…, page 21

10.	You indicate here that the net proceeds and existing cash “will fund our projected operating requirements through at least the next 12 months” and on page 50 you indicate that such funds can support your operations “through at least 24 months.” Please ensure that this discussion is consistent throughout your document.

In response to the Staff’s comment, the Company has revised its disclosure on pages 22 and 72 of Draft No. 2 to consistently indicate that it believes such funds can support its operations through at least 24 months.

We may seek Orphan Drug Designation for ANB019…, page 29

11.	In this risk factor, and throughout the document, please be consistent when describing your intent to seek Orphan Drug Designation. Do not use the terms “may” and “intend” interchangeably. We note your disclosure on page 80 that you “plan to seek FDA Orphan Drug Designation for ANB019 for the treatment of GPP and PPP.”

In response to the Staff’s comment, the Company has revised its disclosure on page 30 of Draft No. 2 to consistently state that the Company plans to seek FDA Orphan Drug Designation for ANB019 for the treatment of GPP and PPP.

If we are unable to obtain or protect intellectual property rights…, page 35

12.	Revise this section to discuss any instances where you have not been able to obtain patent protection or otherwise protect your intellectual property rights.

In response to the Staff’s comment, the Company has revised its disclosure on page 37 of Draft No. 2 to explain that, consistent with industry practice, the Company has in the past been required to narrow or eliminate patent claims as part of the patent prosecution process, and in some cases has elected to abandon patents based on changes in business or legal strategy. In addition, the Company advises the Staff that there have not been any material instances where the Company has been unable to obtain protection for intellectual property rights that the Company considers reasonable under the circumstances and adequate to protect the Company’s business interests, nor has the Company experienced any material instances where the Company sought to protect its intellectual property rights and was unable to do so.

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 5

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 18, 2015

We may not be able to protect our intellectual property rights throughout the world, page 36

Obtaining and maintaining our patent protection depends on compliance…, page 38

We may become involved in lawsuits to protect or enforce…, page 28

13.	If you are aware or have experienced any challenges or infringements to your rights, or situations of material noncompliance with governmental rules regarding the patent process as described in these risk factors, please describe those instances in the relevant risk factor.

In response to the Staff’s comment, the Company respectfully advises the Staff that it is not aware of, and has not experienced, any challenges to or infringements to its rights, or any material noncompliance with governmental rules regarding the patent process as described in these risk factors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Overview

Critical Accounting Policies and Use of Estimates

Common Stock Valuations, page 65

14.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

The Company and the underwriters have not yet determined an estimated offering price range for the offering. Once a determination of the proposed price range has been made, the Company will provide the Staff with the estimated offering price range and an analysis explaining any difference between the recent valuations of its common stock leading up to the offering and the estimated offering price.

Business, page 73

Our Product Candidates, page 73

15.	When you first describe the possible therapeutic impact of your product candidate, please revise your discussion so that the technical terminology is sufficiently explained so that it is comprehensible to lay investors.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 76 of Draft No. 2.

Clinical Development Plan, page 78

16.	Please include a table or chart that provides a timeline of your clinical development plans for your each of your product candidates in Australia and in the United States.

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 6

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 18, 2015

In response to the Staff’s comment, the Company has included charts consolidating descriptions of its anticipated clinical development plans for ANB020 and ANB019 on pages 82 and 86, respectively, of Draft No. 2.

ANB019: Anti-IL-36R Antibody, page 79

ANB019 Market Opportunity, page 81

17.	We note your disclosure on page 3 of the Summary, as well as on page 29 of the Risk Factors that discusses the possible implications of a determination to seek Orphan Drug Designations for ANB019. Revise this section to discuss any limitations on the designation, including any prescribed usage limitations for the determination and the potential limitations on the commercial viability of the market opportunity from such a small patient population.

In response to the Staff’s comment, the Company has revised its disclosure on page 87 of Draft No. 2 to discuss the limitations of the designation, including the prescribed usage limitations for the determination and the potential limitations on commercial viability due to the small patient population.

18.	Please revise your disclosure about Refractory Psoriasis Vulgaris to identify the number of patients who you believe may fit into the “minority subset” of patients that are “refractory to approved biologics.”

In response to the Staff’s comment, the Company has revised its disclosure on page 87 of Draft No. 2. The estimate provided on page 87 of Draft No. 2 is derived from the Company’s analysis of scientific studies reporting the percentage of patients who have failed to achieve at least 75% disease benefit from treatment with the leading approved therapeutic for psoriasis vulgaris, which is secukinumab (Cosentyx®), and the Company’s analysis of statistics published by psoriasis patient advocacy organizations regarding the number of psoriasis patients in the U.S.

Manufacturing, page 90

19.	In the third paragraph of this section you state that you “rely on third-party manufacturers” to generate product for clinical trial use that are cGMP compliant. We also note that neither you nor your contract manufacturer has produced cGMP compliant batches of your product. Please revise this section to discuss whether your contract manufacturer has, to date, had experience producing cGMP compliant materials. Similarly, please clarify the extent to which your personnel have had relevant experience validating cGMP compliant production.

In response to the Staff’s comment, the Company has revised the tense of the disclosure on page 96 of Draft No. 2 to indicate that such reliance will be for the Company’s future planned clinical trials and to clarify the extent to which the contract manufacturer and the Company’s personnel have had experience validating cGMP compliant production.

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 7

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 18, 2015

Government Regulations and Product Approval, page 91

20.	Since much of your business takes place in your Australian subsidiary and you intend to seek Australian approval of your products first, please provide a government regulations section that describes the Australian regulations and regulatory process in similar detail to the disclosures you provide regarding government authorities in the United States.

In response to the Staff’s comment, the Company respectfully advises the Staff that though it intends to conduct its initial clinical trials in Australia, due to the limited size of the potential market and the limited number of clinical trial subjects available in Australia, the Company intends to prioritize approval in the United States and believes that a detailed description of the U.S. regulatory process would be more material to potential investors. However, the Company has also revised its disclosure on pages 108 and 109 of Draft No. 2 to include a description of the Australian regulations and regulatory process.

Exhibits

21.	We note your disclosure in the risk factors, including on page 19, that, in the event that you need to transfer manufacturing to another manufacturer, the cost of validation and in terms of production delays could be substantial. Please provide us with your analysis as to why your contract with the manufacturer is not a material contract as defined by Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that, for the reasons outlined below, the Company’s agreement with its current principal contract manufacturer, Patheon Biologics NJ, LLC (“Patheon”, and the Company’s agreement with such party, the “Patheon Agreement”), was entered into in the ordinary course of business and is not an agreement upon which the Company is substantially dependent. Therefore, the Patheon Agreement is not a material contract that would need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Companies in the biotechnology industry typically do not develop internal capabilities for manufacturing their drug candidates at scale, and instead rely on contract manufacturers for the manufacture of clinical and commercial supply of drug candidates. Consistent with this approach, the Company has entered into the Patheon Agreement for the manufacture of its products for clinical trials, and expects from time to time to enter into other agreements with contract manufacturers for the supply of its products for clinical trials and/or commercial sale, as part of the ordinary course of the Company’s business. Therefore, the Company respectfully submits that the Patheon Agreement does not constitute a material agreement within the meaning of Item 601(b)(10)(i) of Regulation S-K.

Furthermore, for the reasons outlined below, the Company is not substantially dependent on the Patheon Agreement within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K, and the Patheon Agreement does not meet any of the other criteria for disclosure under Item 601(b)(10) of Regulation S-K. Specifically, the Company’s agreement with Patheon is nonexclusive, such that the Company has the right to contract with additional and/or alternative contract manufacturers, and the systems and processes utilized for manufacture of the Company’s antibody products are standard methods routinely utilized by contract manufacturing organizations across the industry and do not involve proprietary methodologies that are unique to Patheon. Therefore, the Company believes that it could obtain comparable manufacturing services with similar pricing if the Patheon Agreement were terminated, and has already assessed alternative manufacturing organizations that may serve as backup alternatives to Patheon.

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 8

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 18, 2015

While as described on page 20 of Draft No. 2, the transition of manufacturing from Patheon to another contract manufacturer could delay the Company’s clinical trials, the Company believes it can adequately manage this risk through attention to its business relationship with Patheon. In addition, the Company could further mitigate this risk through advance stockpiling of clinical trial supplies and/or engaging an additional contract manufacturer to supply the Company’s drug candidates.

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CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 9

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 18, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7292 or, in my absence, Matthew Rossiter at (415) 875-2372.

Sincerely,

/s/ Robert A. Freedman
Robert A. Freedman

cc:	Via E-mail
Hamza Suria
AnaptysBio, Inc.

Effie Toshav, Esq.
Matthew Rossiter, Esq.
Melissa V. Frayer, Esq.
Fenwick & West LLP

Charlie Kim, Esq.
Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

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